FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Press Release
January 6, 2006
GOLD RESERVE COMPLETES NEW HEALTH CARE CENTER NEAR
BRISAS GOLD/COPPER PROJECT

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com . Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: January 6, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Press Release

GOLD RESERVE COMPLETES NEW HEALTH CARE CENTER NEAR
BRISAS GOLD/COPPER PROJECT

January 6, 2006                    NR 06-02

Gold Reserve Inc. (TSX:GRZ) (AMEX:GRZ) today announced that it has completed construction of a new healthcare center at KM 88, Bolivar State, southeastern Venezuela for the benefit of the communities nearby the Brisas project. At a recent ceremony the clinic was handed over to the Mission Barrio Adentro Health Program (Mission into the Neighborhood), a program to provide health and dental care to the poor initiated by Venezuelan President Chavez.

The Company works closely with the local community on various social issues and continues to pursue its proposal to the Ministry of Basic Industries and Mines (MIBAM) to implement a support program within the framework of Mission Piar, another one of President Chavez's social initiatives which is directed at local small miners and encompasses technical assistance and training, mitigating environmental impact as well as integration of the small miners into the formal economy.

In recognition of its commitment to social issues, the Latin-America Mining Organization ("OLAMI"), an industry association that represents and promotes mining in 16 Latin American countries, previously recognized the Company with a Special Award for Excellence in Social Management during the pre-operational stage.

Doug Belanger, President, stated, "We are proud to be a supporter of the local communities and its residents and the recent completion of the new community healthcare center is an example of our continuing efforts to support the local communities in which we work."

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper Project and the Choco 5 gold exploration property in Bolivar State, Venezuela. The Brisas Project is estimated to have proven and probable reserves of 10.1 million ounces of gold and 1.29 billion pounds of copper contained in 446 million tonnes with an average grade of 0.70 grams per tonne gold and 0.13% copper. The qualified person involved in the review and evaluation of the reserve estimates contained herein was Daniel M. Thompson, Manager - Technical Services for Gold Reserve. Construction of the Brisas Project is expected to commence upon the issuance of the construction permit by the Ministry of Environment and Natural Resources and securing sufficient debt and equity funding.

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward-looking statement whether as a result of new information, events or otherwise.

FOR FURTHER INFORMATION:
Internet - www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634